SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: August 13, 2003

                             Koninklijke Ahold N.V.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
                         ------------------------------
                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
              ----------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                       ----------------

                                     0-18898
                            ------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No   X
                                 ---                  ---   -

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On August 13, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing that the Company's objection in a Uruguayan court to the attachment on the Company's shares in Disco, its Argentine supermarket subsidiary, has been denied and that the Company intends to vigorously seek the lifting of the attachment. A copy of the press release is attached hereto as
Exhibit 1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   KONINKLIJKE AHOLD N.V.

Date:    August 14, 2003           By: /s/  D.G. Eustace
                                      ----------------------------------
                                      Name:  D.G. Eustace
                                      Title: Executive Vice President and CFO

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit        Description
-------        -----------

1. Ahold press release, dated August 13, 2003, announcing that the Company's objection in a Uruguayan court to the attachment on the Company's shares in Disco, its Argentine supermarket subsidiary, has been denied and that the Company intends to vigorously seek the lifting of the attachment